
10011070





2009 ANNUAL REPORT

CARDINAL
Financial Corporation


MARYLAND
Purcellville
Leesburg
LOUDOUN
Bethesda
WASHINGTON, DC
Sterling Park
Sterling
Reston
Washington, DC
NORTHERN
VIRGINIA
Herndon
Corporate Headquarters
Greensboro
McLean
Chantilly
Tysons Corner
Arlington
Union Mill
ARLINGTON
Wilson Boulevard
Fairfax Corner
Fairfax
FAIRFAX
Annandale
Washington
Boulevard
University Mall
Alexandria
Manassas
Woodbridge
Parkway
PRINCE WILLIAM
Woodbridge
Stafford
POTOMAC RIVER
Prince Frederick
STAFFORD
Fredericksburg

Cardinal Banking Centers

George Mason Mortgage Offices

MESSAGE TO THE SHAREHOLDERS



We are very pleased to report on our 2009 annual performance, particularly considering the challenging economic environment over the past year.

2009 was certainly an unforgettable year that most Americans would like to forget. While Cardinal stood tall with quality throughout our organization, the economic conditions stretched many individuals and companies past the breaking point. Our politicians pointed fingers, spent your tax dollars frivolously and in some cases overreacted. As we start 2010, we see glimmers of economic growth. We can only hope the momentum toward economic recovery is not slowed by poor political leadership or policy.

While the economy wobbled with little predictability, Cardinal continued to benefit from our motto to always be "Conservative on Risk and Aggressive on Sales." We posted solid growth in loans and deposits and maintained amazing quality in our loan portfolio.

We exceeded $10 million in annual earnings for the first time, closing the year at $10.3 million. We improved our net interest margin through our disciplined Asset Liability Management process, ending 2009 at 2.94 percent. Capital and Liquidity are two critical components of a bank that declares Safe and Sound as a message for clients. In May, Cardinal successfully raised $32 million in common equity, positioning us at one of the top capital levels in the industry. Liquidity improved, resulting from a 9.9 percent increase in deposits to $1.30 billion. This increase reflects the flight to safety toward Cardinal and the hard work and solid results we deliver for our clients.

Assets grew by 13 percent, to $1.98 billion, while the loan portfolio jumped $154.1 million to $1.29 billion from year-end 2008. The quality of our loan portfolio remains strong, with net charge-offs during the year at less than one-quarter of one percent of gross loans. Total nonperforming assets as a percentage of total assets was 0.30 percent at year-end 2009. We are very proud to report our loan quality was ranked sixth in the nation for publicly traded banks and thrifts with assets between $1 billion and $15 billion. I want to thank everyone involved in the loan process for reaching this amazing and truly spectacular achievement.

Home ownership still remains the American dream, and we feel honored to have the finest mortgage banking operation in the area, providing a multitude of mortgage products tailored to our clients' needs. Our experienced loan officers helped many families finance their dream homes. George Mason Mortgage's team, led by Gene Merrill and Timur Tunador, posted a 61 percent fee income increase and $4.0 million in net profit. We thank Gene and Timur for delivering these results in an extremely tough year.

In addition, we launched Cardinal First Mortgage during 2009. Cardinal First was started with a focus on referrals from our bankers and clients. Also, we were able to establish a better branding linkage between Cardinal First Mortgage and Cardinal Bank, which we plan to continue and expand.

During 2009, Kevin Reynolds added Cardinal's Wealth Management Group to his executive duties. We know his experience will further the integration of this business line into the commercial and retail segments, adding value for our clients and shareholders. Under his leadership, we are pleased with the progress as new state-of-the-art products are being added to the wealth platform for our clients. Assets under management and administration grew to exceed $3.2 billion, and fees increased by four percent during the year. We are committed to further expand and grow trust and wealth management in 2010.


Assets (in millions)
$ 2,000
$ 1,500
$ 1,000
$ 500
$1,452
$1,638
$1,690
$1,744
$1,976
2005
2006
2007
2008
2009


Net Loans Receivable (in millions)
$ 1,500
$ 1,200
$ 900
$ 600
$ 300
$706
$845
$1,040
$1,139
$1,293
2005
2006
2007
2008
2009


Deposits (in millions)
$ 1,500
$ 1,200
$ 900
$ 600
$ 300
$1,070
$1,219
$1,097
$1,180
$1,297
2005
2006
2007
2008
2009

MESSAGE TO THE SHAREHOLDERS


One-Year Growth Rate in Assets*
15%
12%
9%
6%
3%
13.3%
8.8%
2.8%
Cardinal Bank
Virginia/Maryland/ DC Peer Group
Nationwide Peer Group


One-Year Growth Rate in Loans*
15%
12%
9%
6%
3%
0%
-3%
13.5%
1.9%
(4.5%)
Cardinal Bank
Virginia/Maryland/ DC Peer Group
Nationwide Peer Group


Total Shareholders' Equity (in millions)
$ 250
$ 200
$ 150
$ 100
$ 50
$148
$156
$159
$158
$205
2005
2006
2007
2008
2009

* Source: SNL Financial

Virginia/Maryland/DC Peer Group – publicly traded banks with assets between $750 million and $4 billion

Nationwide Peer Group – publicly traded banks with assets between $1.75 billion and $2.0 billion

The County of Arlington has always been very good to Cardinal. This spring we will be opening our third Arlington office – the 26th in our banking network – in the Courthouse/Clarendon area, directly across from the Metro entrance. This vibrant area of Arlington will open the door to excellent growth opportunities. We were also able to take advantage of market conditions, and we opted to renegotiate our headquarters' lease at attractive terms and conditions. We plan to have a reception for all our friends once the renovation related to the new lease is completed.

The Washington, D.C., Metro market is a very competitive market for banking, with clients who are well-educated and demanding in regard to services and products. Cardinal's foundation was built on service excellence and providing innovative products to our clients. These same clients expect electronic services and use them frequently. During 2009, the number of our clients using *Go Cardinal* mobile banking increased twofold from the prior year and totaled 14 percent of our Internet banking users. We will always be proud that Cardinal was the FIRST in Mobile Banking. E-statements, our electronic delivery of bank statements, continues to be widely accepted, showing a 69 percent increase year-over-year. Convenience is important to our business clients who find our deposit-on-demand product helpful and efficient. In 2009, we partnered with one of the industry's largest technology providers to enhance our core systems, ultimately allowing us to expand our product line and become a bank with truly state-of-the-art technology.

Our commitment to our communities remains as strong as ever with our ongoing support and partnership with organizations that serve the needs and interests of our neighbors and friends. The 2009 Annual Cardinal Bank Charity Classic was again successful by all measures, raising $225,000 to support both its ongoing partnership with Inova Kellar Center and the Cardinal Bank Community Fund. We were pleased that the Cardinal Bank Community Fund was able to support 21 local non-profit organizations with grants totaling $64,800. Since starting the event, Cardinal has raised $1.775 million for local charities with the help and thanks going to our participants, the clients and friends of Cardinal. Thank you again for your generosity.

For the seventh year, Cardinal co-hosted the Annual Economic Conference with George Mason University. This event attracted over 600 business leaders and other attendees who learned about the local and national economy, our regional status and the state of banking from experts in each field. This is a great event, and we invite you to join us next year.

Since 2003, we have enjoyed watching the business leaders of tomorrow as they learn real-life business skills and financial principles through our school bank program. We are proud of the 10 school partnerships that have engaged 106 future bankers to service 1,402 accounts. Twenty-five Cardinal bankers participated in the 13th Annual *Teach Children to Save Day*, as we taught values surrounding savings, money management and investing.

Our bankers are involved in numerous civic and community organizations throughout the region on a daily basis. In October, we celebrated *Washingtonian* magazine's recognition of Kate Carr, our Washington, D.C., President, who was named to the "100 Most Powerful Women" list.

Leadership Fairfax recognizes individuals and organizations that make a difference in the Northern Virginia community through their vision, innovation, courage, inspiration and commitment. Cardinal's Regional President Kevin Reynolds was the recipient of the 2009 Regional Leadership Award. In addition, we proudly support Lynn Gulick as she begins her tenure as chair of the McLean Chamber of Commerce.



A cornerstone of our strategy is our ability to attract and retain the best people who become our greatest assets. I am pleased to have Alice Frazier join our executive team as our Chief Operating Officer. I look forward to working closely with Alice and Chris Bergstrom, our Chief Risk Officer, as we charge into the future. We also hired Thomas Grantham, Arlington Market Executive, to deepen and broaden our market share in Arlington. Tom brings 35 years of Northern Virginia banking experience and is a native Arlingtonian. William T. Mundy joined our wealth management team during 2009 as Managing Director. Bill also has over 35 years' experience within the wealth management arena and is a longtime resident of Fairfax County.

We are pleased with these financial results, but we are never satisfied. The management team and board of directors are committed to increasing the value of your investment by continuing to improve the financial performance of your company. However, the real strength of our company is and always has been our people and their talent, drive and passion. The enthusiasm of our staff pushes our company forward every day. I can truly say after 40 years of banking that we have the best team, from top to bottom, in banking.

It is my sincere pleasure to serve you, and we will strive every day to be worthy of your support and to exceed all expectations as we build your company. The Board and Management thank you for your continued loyalty and encouragement.

Bernard H. Clineburg
Chairman of the Board and Chief Executive Officer

BOARD OF DIRECTORS

J. Hamilton Lambert, Sidney O. Dewberry, Alan G. Merten, William G. Buck, Alice M. Starr, Buddy G. Beck, Bernard H. Clineburg, George P. Shafran, Michael A. Garcia, William E. "Rick" Peterson, and James D. Russo



Pictured in one of the company's award-winning Maymont Estates homes in Vienna, Va., are (L-R): Diane Cox Basheer, Principal, Basher & Edgemoore; Andy Peden, Cardinal Bank Senior Vice President; and Dennis M. Griffith, Cardinal Bank Executive Vice President.



BASHEER & EDGEMOORE

For over 10 years, Cardinal Bank has been a financial partner to **Diane Cox Basheer**, one of the area's leaders in home building and development. The founder of **Basheer & Edgemoore**, a premier developer and builder of luxury estate homes and communities, she received the Metropolitan Washington Builders Association's lifetime achievement award in 2009.

"This spring we will be opening our third Arlington office – the 26th in our banking network."

TJO COMPANY

Tom Offutt is a third-generation homebuilder who has been constructing speculative and custom residences for years. As the owner of **TJO Company** and a longtime Cardinal client, Tom counts on us to be there for him and his business – even in uncertain times. Cardinal's sound lending practices and financial strength meant our real estate lenders were "still in the game" this year.

(L-R): Thomas W. Grantham, Cardinal Bank Market Executive; TJO Company owner Tom Offutt; and Alissa M. Curry, Cardinal Bank Vice President, Commercial Lending, at the site of one of company's current projects under construction in Arlington, Va.









VAN METRE COMPANIES

A longtime client of Cardinal Bank and our subsidiary, George Mason Mortgage, **Van Metre Companies** are respected leaders in real estate construction and development throughout the Washington metropolitan area. Founded in 1955, the family-owned Van Metre Companies, headquartered in Burke, Va., have defined the benchmark for luxury living and refined commercial development.

(L-R): Rick Rabil, Van Metre Companies President and CEO; D. Gene Merrill, George Mason Mortgage, LLC, Chairman and CEO; Bernard H. Clineburg, Cardinal Financial Corporation Chairman & CEO; and Beau Van Metre, Van Metre Companies Chairman.


ACE CARPENTRY INC.
(703) 335-9000
www.acecarpentry.com



"Our deposit increase reflects the flight to safety toward Cardinal and the hard work and solid results we deliver for our clients."

ACE CARPENTRY INC.

As one of the Mid-Atlantic region's largest framing companies, **Ace Carpentry Inc.** prides itself on its dedication, its delivery of quality products and services, and its results. Choosing a banking partner with similar values was equally important back in 1999 when owner Ken Shifflett first turned to Cardinal. Today the Manassas, Va., company frames between 2,500-3,000 units per year.

(L-R): Cardinal Bank Executive Vice President Todd W. Hewitt; Ace Carpentry Inc. owner Kenneth Shifflett; and Cardinal Bank Vice President Joseph M. DiStefano.

TCBA

Headquartered just four blocks from the White House, **Thompson, Cobb, Bazilio & Associates, PC** (TCBA) is a full-service professional services firm specializing in accounting, audit, tax preparation and planning, information systems technology, financial and management consulting services. A valued Cardinal client since 2008, TCBA also has local offices in Maryland, California, Georgia, Connecticut and Pennsylvania.



Pictured Above

(L-R): Ralph B. Bazilio, TCBA President; Kate Carr, Cardinal Bank/Washington President; Jeffrey E. Thompson, CPA, TCBA Chairman & CEO; Charlene Davis, Cardinal Banking Officer; and TCBA's Michael J. Cobb, CPA.

Pictured Right

(L-R): Jackie Asencio, President/CEO of C2 Portfolio Essentials meets with Alice P. Frazier, COO of Cardinal Bank and Cardinal Financial Corporation.


C2
PORTFOLIO

C2 PORTFOLIO ESSENTIALS

A Cardinal Bank client for more than 10 years, **C2 Portfolio Essentials** is a leading provider of human resource business process outsourcing services to small and mid-size companies all over the country. Founded in 1996, the Dulles, Va., company uses a wide range of Cardinal's banking and cash management services.


Marshall C. Mintz, MD
FAIRFAX
RADIOLOGICAL
FRC
CONSULTANTS
PET



"We posted solid growth in loans and deposits and maintained amazing quality in our loan portfolio."

FAIRFAX RADIOLOGICAL CONSULTANTS, P.C.

Cardinal Bank client **Fairfax Radiological Consultants, P.C.**, is one of the area's premier providers of diagnostic and medical imaging services and the largest private radiology practice in the Washington area. FRC delivers more than a million patient services per year at 16 locations throughout Northern Virginia. FRC employs over 400 medical professionals and staff, including 70 certified radiologists.

FRC President Marshall C. Mintz, M.D., shows Cardinal Bank Regional President F. Kevin Reynolds how to prepare for a PET/CT scan procedure.

"Cardinal's foundation was built on service excellence and providing innovative products to our clients."


MicroTech

MICROTECH

The close working relationship enjoyed by Cardinal bankers and **MicroTech** executives is just one of the reasons behind the success of this award-winning global IT solutions provider. Based in Vienna, Va., MicroTech is *Hispanic Business Magazine*'s 2009 No. 1 "Fastest-Growing Hispanic-Owned Business" and took the No. 3 spot in *Washington Business Journal*'s "2009 Fastest-Growing Companies" list.



(L-R): Seth C. Carter, Cardinal Bank Senior Vice President; Tom S. Esterrich, MicroTech Chief Financial Officer & Senior Vice President; Anthony "Tony" Jimenez, MicroTech President & CEO; and Sushil K. Clarence, Cardinal Bank Senior Vice President & Manager, Government & Technology Group.

MicroTech

"...Taking Technology Further"



WETLANDS STUDIES AND SOLUTIONS, INC.

As the leading natural and cultural resources consultant in Northern Virginia, **Wetlands Studies and Solutions, Inc.** (WSSI) has been assisting developers and public works agencies throughout the Chesapeake Bay Region for 15 years. WSSI has established itself as "the firm to use" for one-stop water and natural resources consulting services. When it comes to banking, WSSI executives see Cardinal Bank as "the bank to use" for innovative financial solutions.



(L-R): WSSI President Mike Rolband, P.E.;
Cardinal Bank Senior Vice President Robert J. Lavery
and Cardinal Vice President Katie Golden.

"Cardinal stood tall with quality throughout our organization."

DULLES AVIATION, INC.

From its base at the Manassas Regional Airport, **Dulles Aviation, Inc.**, provides a full range of general aviation services to private pilots, corporate clients and government agencies. The 30-year-old family-owned company offers flight training, aircraft rentals, fuel, parts and maintenance, and has counted on Cardinal since 2002.






LES AVIATION
AIRPORT

(L-R): Dulles Aviation President Joseph Gardner; Cardinal Bank Regional President Christopher W. Bergstrom and Dulles Aviation General Manager Tom Gardner meet outside the company's hangar.



RESTON ZOO

An oasis in Fairfax County, the 30-acre **Reston Zoo** has been delighting area families for more than 25 years, giving visitors the chance to view and interact with all kinds of animals – from antelopes to zebras – right in the heart of the city. A Cardinal Bank client since 2009, the zoo is continually adding new exhibits.

LARMAX HOMES LLC

Woman-owned **LarMax Homes LLC**, a Cardinal Bank client since 2007, provides small assisted-living homes for senior citizens that operate under the **Eden Homes Group** name. Cardinal has financed the building of three of the company's most recent homes, including its newest house now under construction in Bethesda's Wildwood Hills neighborhood.



Pictured Left

Reston Zoo CEO/Director Eric Morgensen introduces Vice President & Commercial Loan Officer Penny Bladich to one of the zoo's hungry residents.

Pictured Above

(L-R): Lori S. Larson, Eden Homes Group Principal; Lisa K. Max, Eden Homes Group Principal; and Kathryn R. Speakman, Cardinal Bank Vice President, Commercial Lending.


THE MAIN STREET PUB
GENERAL



"The real strength of our company is and always has been our people and their talent, drive and passion."

CLIFTON GENERAL STORE

Since 1930, **Clifton General Store** customers have been coming in for groceries, great sandwiches, freshly brewed hot coffee ... and the pleasure of being served by owners who believe in getting to know them. It's a philosophy the store shares with its financial services partner, Cardinal Bank. The store is a landmark in the historic village of Clifton, Va.

(Front L-R): Clifton General Store owners Tom and Judy McNamara offer fresh pastries to (Back L-R): Clifton Mayor Tom Peterson; Cardinal Bank Vice President Monica Baboota and Cardinal Regional President Kendal E. Carson.


Levine
School of Music
www.levineschool.org

LEVINE SCHOOL OF MUSIC

Founded in 1976, the nonprofit **Levine School of Music** is the Washington, D.C., region's preeminent center for music education. The Cardinal Bank client operates four campuses in the District of Columbia, Virginia and Maryland, where violin students like these from the Upton Street campus in Northwest Washington study and perform.



(L-R): Cardinal Bank Vice President Lee Boyle; Peter A. Jablow, Levine School of Music President; Rafael Manalac, Levine School of Music Chief Financial Officer; and Music Instructor Phyllis M. Fleming.

PURCELLVILLE PEDIATRICS

"Practicing Modern Medicine with a Hometown Touch" makes **Purcellville Pediatrics** special to its young patients and their families. Lisa A. Irvine, M.D., Ph.D., FAAP, turned to Cardinal in 2008 for an SBA-guaranteed loan to start her primary-care practice. Today it is growing and prospering on Main Street in the heart of Purcellville, Va.



Pictured Above

(L-R): Purcellville Pediatrics owner, Dr. Lisa Irvine, meets with her Cardinal bankers, Assistant Vice President James N. Estep and Vice President Billie J. Crouch.

Pictured Right

AAA Property Management Company President Mike Erwin meets with Cardinal Bank Senior Vice President/Commercial Services Executive Lynn H. Gulick.


Mike

AAA PROPERTY MANAGEMENT COMPANY

Mike Erwin's **AAA Property Management Company** is one of Cardinal's original commercial clients. Mike depends on Lynn Gulick to understand his business and deliver the sophisticated products his company requires. Since 1986, AAA Property Management Company has been helping property owners safeguard their investment in their homes by upholding the quality of their communities. Arrowood in Oakton, Va., is one of the more than 50 single-family and townhome community associations managed by the company.


VENT

(L-R): Denny R. Harris, McLean Bible Church Senior Pastor; Cardinal Bank Senior Vice President Cheryl S. Beebe; and C. Lee Vaughn, Executive Director of Jill's House.



JILL'S HOUSE / MCLEAN BIBLE CHURCH

With the financial backing of Cardinal Bank, **Jill's House**, an integrated auxiliary of the **McLean Bible Church**, is one step closer to providing short-term overnight care, social activities and therapy to special-needs children, giving their families and caregivers much needed respite from their round-the-clock responsibilities. The new 42,225-square-foot facility is located off Route 7 near Tysons Corner.

"Our commitment to our communities remains as strong as ever."

We are proud to partner with area organizations and institutions in supporting the health, education and quality-of-life programs that benefit our friends and neighbors throughout the region.



CARDINAL
Bank
1000
Dec 18 2009
PAY TO THE ORDER OF George Mason University Foundation $20,000.00
twenty thousand dollars and 00/100 DOLLARS
FOR Basketball Practice Facility & Academic Complex
Kevin Reynolds

Pictured Left

A new top-notch basketball training and academic facility at **George Mason University** is one step closer to reality, thanks to a $20,000 grant from the Cardinal Bank Community Fund. (L-R): Cardinal Bank Regional President F. Kevin Reynolds; GMU Patriots Men's Basketball Head Coach Jim Larranaga; GMU Assistant Vice President/ Director of Athletics Tom O'Connor; and Cardinal Bank Regional President Kendal Carson.



CARDINAL
Bank
1000
March 3 2009
PAY TO THE ORDER OF George Mason University Foundation $10,000.00
ten thousand dollars and 00/100 DOLLARS
FOR Hylton Performing Arts Center
Chris Bergstrom

Pictured Left

The **Hylton Performing Arts Center** at **George Mason University** received a $10,000 grant from the Cardinal Bank Community Fund. The center, slated to open in 2010, will provide a world-class performance and rehearsal venue for artists and performers. (L-R): Cardinal Bank Executive Vice President Todd W. Hewitt; GMU College of Visual and Performing Arts Dean William F. Reeder; GMU Hylton Performing Arts Center Executive Director Jean Kellogg; and Cardinal Bank Regional President Christopher W. Bergstrom.

Pictured Right

With Cardinal bankers taking part in the ABA's nationwide "**Teach Children to Save Day**" and its "**Million Child Challenge**," we've helped more than 1,900 area elementary and middle school students learn why saving money is important. Cardinal Bank Assistant Vice President Laura Lobb works with a student at Armstrong Elementary School in Reston, Va.



Pictured Right

The **2009 Cardinal Classic** raised over $225,000 for Inova Kellar Center and other community outreach programs supported by the Cardinal Bank Community Fund, bringing the seven-year fundraising total to $1.775 million. (L-R): Cardinal Financial Corporation Chairman & CEO Bernard Clineburg; Inova Kellar Center Director Rick Leichtweis; Washington Sportscaster Steve Buckhantz; Cardinal Bank's KC Cardinal; and Cardinal Bank Regional President F. Kevin Reynolds.


CARDINAL
00001
May 18 20 09
PAY
Cardinal Bank Charity Classic
$ 1,775,000
One million seven hundred seventy five thousand dollars and 00/100 DOLLARS
FOR 2002-2009 Net Proceeds
Bernard H. Clineburg



Pictured Left

Cardinal Bank Regional President F. Kevin Reynolds (L) receives the **Leadership Fairfax 2009 Regional Leadership Award** for his continued and profound work to benefit area youth from Wayne Hill, President & CEO of Leadership Fairfax, Inc. Each year the organization selects two individuals and two groups to receive the coveted award.



Pictured Left

The **2010 Cardinal Bank/George Mason University Economic Conference** attracted a record crowd in January to hear local thought leaders and economic experts talk about the region's outlook. (L-R): Cardinal Bank Regional President F. Kevin Reynolds; John McClain, Senior Fellow and Deputy Director, Center for Regional Analysis, GMU; Camden Fine, President & CEO, Independent Community Bankers of America; Dr. Stephen Fuller, University Professor & Director, Center for Regional Analysis, School of Public Policy, GMU; and Cardinal Financial Corporation Chairman & CEO Bernard Clineburg.



Pictured Left

Ten schools in the Greater Washington region now operate student-run banks as part of Cardinal's highly praised school bank program. Here at Armstrong Elementary School, Cardinal Banking Officer Tracy Meredith helps an aspiring young banker learn more about savings accounts and other basic financial management skills.

SELECTED FINANCIAL INFORMATION

In thousands, except per share data. For the years ended December 31,

Income Statement Data:	2009	2008	2007	2006	2005
Interest income	$ 86,742	$ 88,611	$ 98,643	$ 87,401	$ 67,374
Interest expense	36,200	45,638	58,324	46,047	29,891
Net interest income	50,542	42,973	40,319	41,354	37,483
Provision for loan losses	6,750	5,498	2,548	1,232	2,456
Net interest income after provision for loan losses	43,792	37,475	37,771	40,122	35,027
Non-interest income	23,348	17,812	19,480	21,684	24,669
Non-interest expense	52,427	55,913	51,884	51,245	44,653
Net income (loss) before income taxes	14,713	(626)	5,367	10,561	15,043
Provision (benefit) for income taxes	4,388	(912)	885	3,173	5,167
Net income	$ 10,325	$ 286	$ 4,482	$ 7,388	$ 9,876
Balance Sheet Data:					
Total assets	$ 1,976,185	$ 1,743,757	$ 1,690,031	$ 1,638,429	$ 1,452,287
Loans receivable, net of fees	1,293,432	1,139,348	1,039,684	845,449	705,644
Allowance for loan losses	18,636	14,518	11,641	9,638	8,301
Loans held for sale	179,469	157,009	170,487	338,731	361,668
Total investment securities	378,753	315,539	364,946	329,296	294,224
Total deposits	1,297,005	1,179,844	1,096,925	1,218,882	1,069,872
Other borrowed funds	427,579	367,198	400,060	194,631	155,421
Total shareholders' equity	204,507	158,006	159,463	155,873	147,879
Common shares outstanding	28,718	24,014	24,202	24,459	24,363
Per Common Share Data:					
Basic net income	$ 0.38	$ 0.01	$ 0.18	$ 0.30	$ 0.45
Fully diluted net income	0.37	0.01	0.18	0.30	0.44
Book value	7.12	6.58	6.59	6.37	6.07
Tangible book value[1]	6.52	6.00	5.90	5.75	5.37
Performance Ratios:					
Return on average assets	0.57%	0.02%	0.27%	0.51%	0.74%
Return on average equity	5.53	0.18	2.85	4.87	7.67
Dividend payout ratio	0.10	3.38	0.22	0.13	0.02
Net interest margin[2]	2.94	2.78	2.63	2.98	2.92
Efficiency ratio[3,4]	70.95	82.03	81.02	82.41	71.84
Non-interest income to average assets	1.29	1.08	1.19	1.49	1.85
Non-interest expense to average assets	2.89	3.40	3.18	3.52	3.35
Loans receivable, net of fees to total deposits	99.72	96.57	94.78	69.36	65.96
Asset Quality Ratios:					
Net charge-offs to average loans receivable, net of fees	0.22%	0.24%	0.06%	0.00%	0.01%
Nonperforming loans to loans receivable, net of fees	0.05	0.41	–	0.01	0.03
Nonperforming loans to total assets	0.04	0.27	–	0.01	0.01
Allowance for loan losses to nonperforming loans	2,677.59	310.81	–	11,822.87	3,879.00
Allowance for loan losses to loans receivable, net of fees	1.44	1.27	1.12	1.14	1.18
Capital Ratios:					
Tier 1 risk-based capital	12.97%	11.67%	12.10%	13.25%	14.83%
Total risk-based capital	14.15	12.72	12.98	14.06	15.65
Leverage capital ratio	11.03	9.90	10.26	10.68	10.71
Other:					
Average shareholders' equity to average total assets	10.31%	9.74%	9.65%	10.43%	9.66%
Average loans receivable, net of fees to average total deposits	97.57	96.00	78.87	68.42	60.34
Average common shares outstanding:					
Basic	27,186	24,370	24,606	24,424	22,113
Diluted	27,674	24,837	25,012	24,987	22,454

(1) Tangible book value is calculated as total shareholders' equity, excluding accumulated other comprehensive income, less goodwill and other intangible assets, divided by common shares outstanding.

(2) Net interest margin is calculated as net interest income divided by total average earning assets and reported on a tax equivalent basis at a rate of 34%.

(3) Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income, excluding the impairment loss on Fannie Mae perpetual preferred stock and the settlement with a mortgage correspondent during 2008; the impairment loss on escrow arrangement during 2007; and the litigation recovery during 2008, 2007 and 2006.

(4) The calculation of the efficiency ratio, which is a financial measure not prepared in accordance with generally accepted accounting principles ("GAAP"), and a reconciliation of the efficiency ratio to our GAAP financial information are included in our 2009 Annual Report on Form 10-K.

DIRECTORS AND OFFICERS

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

BOARDS OF DIRECTORS CARDINAL FINANCIAL CORPORATION CARDINAL BANK

Bernard H. Clineburg
Chairman of the Board & Chief Executive Officer, Cardinal Financial Corporation

Sidney O. Dewberry
Lead Director, Cardinal Financial Corporation; Chairman of the Board, Dewberry

B.G. Beck
Director, L-1 Identity Solutions, Inc.

William G. Buck
President & Chief Executive Officer, William G. Buck & Associates, Inc.

Michael A. Garcia
President, Mike Garcia Construction, Inc.

J. Hamilton Lambert
President, J. Hamilton Lambert & Associates
Executive Director, Claude Moore Charitable Foundation

Alan G. Merten
President, George Mason University

William E. "Rick" Peterson
Principal, Financial Portfolio Investments, The Peterson Companies

James D. Russo
Managing Director, Potomac Consultants Group

George P. Shafran
President, Geo. P. Shafran & Associates, Inc.

Alice M. Starr
President & Chief Executive Officer, Starr Strategies

CARDINAL OFFICERS CARDINAL FINANCIAL CORPORATION

Bernard H. Clineburg
Chairman of the Board, Chief Executive Officer

Christopher W. Bergstrom
Executive Vice President, Chief Risk Officer

Janice A. Cross
Assistant Secretary

Jennifer L. Deacon
Controller, Secretary

Alice P. Frazier
Executive Vice President, Chief Operating Officer

Jonathan M. Klugman
Senior General Auditor

Eleanor D. Schmidt
Executive Vice President, Chief Compliance Officer

Mark A. Wendel
Executive Vice President, Chief Financial Officer

CARDINAL BANK

Bernard H. Clineburg
Chairman of the Board, President & Chief Executive Officer

Christopher W. Bergstrom
Regional President, Chief Credit Officer

Kathleen Walsh Carr
President, Cardinal Bank/ Washington

Kendal E. Carson
Regional President

Alice P. Frazier
Executive Vice President, Chief Operating Officer

Dennis M. Griffith
Executive Vice President, Real Estate Group

Todd W. Hewitt
Executive Vice President

Guy S. Johnston
Executive Vice President

Eleanor D. Schmidt
Executive Vice President, Chief Compliance Officer

Mark A. Wendel
Executive Vice President, Chief Financial Officer

CARDINAL WEALTH MANAGEMENT

F. Kevin Reynolds
Regional President, Cardinal Bank; President, Cardinal Trust and Investments

William T. Mundy
Managing Director & Executive Vice President, Cardinal Trust and Investments

Steven F. Collins
Managing Director, Cardinal Wealth Services, Inc.

Benjamin V. Hill
Portfolio Manager, Wilson/Bennett Capital Management, Inc.

James S. O'Donnell
Senior Portfolio Manager, Wilson/Bennett Capital Management, Inc.

MORTGAGE OPERATIONS

GEORGE MASON MORTGAGE, LLC

D. Gene Merrill
Chairman of the Board & Chief Executive Officer

CARDINAL FIRST MORTGAGE, LLC

Christopher W. Bergstrom
Chairman of the Board

D. Gene Merrill
Vice Chairman of the Board

Cardinal Executive Officers as of March 2010.

Caution About Forward-Looking Statements

We make statements in this 2009 Annual Report that are subject to risks and uncertainties. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward-looking statements. You should not place undue reliance upon any forward-looking statement. Except as required by federal securities laws, Cardinal Financial Corporation undertakes no obligation to update or revise any forward-looking statement.

For an explanation of the risks and uncertainties, you should also read Cardinal Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2009, and the consolidated financial statements and related notes to the consolidated financial statements contained therein as filed with the Securities and Exchange Commission. This report can be obtained at the Company's Web site (www.cardinalbank.com) or at the Commission's Web site (www.sec.gov).

STOCK LISTING

Cardinal Financial Corporation common stock is listed on the NASDAQ Global Select Market under the symbol CFNL. The stock is typically listed as CardFnc in regional newspapers. At the close of business on February 12, 2010, there were 627 record holders of the Corporation's common stock.

Quarterly Common Stock Prices

Market Price	High ($)	Low ($)
2009		
4th Quarter	9.41	7.79
3rd Quarter	8.69	6.56
2nd Quarter	8.97	5.60
1st Quarter	6.47	4.98
2008		
4th Quarter	8.50	4.40
3rd Quarter	10.50	5.80
2nd Quarter	9.50	5.89
1st Quarter	9.50	6.51

A performance graph that compares the Corporation's stock price with two indices over the past five years has been included in the Corporation's 2009 Annual Report on Form 10-K that is also being mailed to shareholders.

FINANCIAL INFORMATION

The Corporation's 2009 Annual Report on Form 10-K has been filed with the Securities and Exchange Commission and contains the Corporation's consolidated financial statements and notes thereto and management's discussion and analysis of financial condition and results of operation. A copy of this document is being mailed to shareholders. Copies of this document and other filings, including exhibits thereto, may be obtained electronically at the SEC's Web site at www.sec.gov. The Annual Report, Form 10-K and other corporate publications are available online at www.cardinalbank.com under Investor Relations – SEC Filings. They are also available by request, free of charge, by writing to Investor Relations, 8270 Greensboro Drive, Suite 500, McLean, Virginia 22102.

CORPORATE HEADQUARTERS

Cardinal Financial Corporation
8270 Greensboro Drive, Suite 500
McLean, Virginia 22102
703.584.3400

ANNUAL SHAREHOLDERS MEETING

The Corporation's annual meeting of shareholders will be held at 10 a.m. (ET) on Friday, April 23, 2010, at the Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, Virginia.

GENERAL INFORMATION

Please visit the Corporation's Web site at www.cardinalbank.com for information about online banking, products and services, news releases or investor relations. You can also call 703.584.3400 or 800.473.3247.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company
6201 15th Avenue, Brooklyn, NY 11219
800.937.5449

CARDINAL FINANCIAL CORPORATION

CORPORATE HEADQUARTERS

8270 Greensboro Drive
Suite 500
McLean, Virginia 22102
703.584.3400
800.473.3247

CARDINAL BANK BANKING CENTERS

ALEXANDRIA
1737 King Street
Alexandria, Virginia 22314
703.460.4040

ANNANDALE
4115 Annandale Road
Annandale, Virginia 22003
703.584.3877

ARLINGTON
2100 N. Glebe Road
Arlington, Virginia 22207
703.387.2473

BETHESDA
7315 Wisconsin Avenue
Bethesda, Maryland 20814
301.652.0997

CHANTILLY
14000 Sullyfield Circle
Chantilly, Virginia 20151
703.378.6575

FAIRFAX
10641 Lee Highway
Fairfax, Virginia 22030
703.934.9200

FAIRFAX CORNER
4100 Monument Corner Drive
Fairfax, Virginia 22030
703.222.4375

FREDERICKSBURG
501 C Jefferson Davis Highway
Fredericksburg, Virginia 22401
540.899.7799

GREENSBORO
8270 Greensboro Drive
McLean, Virginia 22102
703.584.3500

HERNDON
199 Elden Street
Herndon, Virginia 20170
703.584.3820

K STREET
1776 K Street, NW
Washington, D.C. 20006
202.331.3950

LEESBURG
20 Catoctin Circle, SE
Leesburg, Virginia 20175
703.771.3353

MANASSAS
9626 Center Street
Manassas, Virginia 20110
703.393.8200

MCLEAN
1313 Dolley Madison Boulevard
McLean, Virginia 22101
703.356.6060

PURCELLVILLE
440 East Main Street
Purcellville, Virginia 20132
540.338.3325

RESTON
11150 Sunset Hills Road
Reston, Virginia 20190
703.460.4000

STAFFORD
289 Garrisonville Road
Stafford, Virginia 22554
540.288.3900

STERLING
46005 Regal Plaza
Sterling, Virginia 20165
703.444.4296

STERLING PARK
101 Enterprise Street
Sterling, Virginia 20164
703.584.3880

TYSONS CORNER
1650 Tysons Boulevard
McLean, Virginia 22102
703.760.9457

UNION MILL
5766 Union Mill Road
Clifton, Virginia 20124
703.584.3890

UNIVERSITY MALL
10695 Braddock Road
Fairfax, Virginia 22032
703.584.3833

WASHINGTON BOULEVARD
3434 Washington Boulevard
Arlington, Virginia 22201
703.807.0002

WILSON BOULEVARD
2505 Wilson Boulevard
Arlington, Virginia 22201
Opening Spring 2010

WOODBRIDGE
13870 Smoketown Road
Woodbridge, Virginia 22192
703.680.4004

WOODBRIDGE PARKWAY
14000 Jefferson Davis Highway
Woodbridge, Virginia 22191
703.491.6907

CARDINAL WEALTH MANAGEMENT

8270 Greensboro Drive
Suite 400
McLean, Virginia 22102

CARDINAL TRUST AND INVESTMENTS
703.848.2175

WILSON/BENNETT CAPITAL MANAGEMENT, INC.
703.584.6020

CARDINAL WEALTH SERVICES, INC.
703.584.3470

GEORGE MASON MORTGAGE, LLC

CORPORATE HEADQUARTERS
4100 Monument Corner Drive
Suite 100
Fairfax, Virginia 22030
703.273.2600
800.867.6859

BETHESDA
6550 Rock Spring Drive
Suite 655
Bethesda, Maryland 20817
301.841.1300

LAKE RIDGE
2750 Killarney Drive
Lakepoint One, Suite 105
Woodbridge, Virginia 22192
703.680.3998

LEESBURG
606 South King Street
Suite 200
Leesburg, Virginia 20175
703.443.1900

PRINCE FREDERICK
65 Duke Street
Suite 205
Prince Frederick, Maryland 20678
301.855.7652

CARDINAL FIRST MORTGAGE, LLC

10641 Lee Highway
Fairfax, Virginia 22030
703.848.2850

SCHOOL BANKS

ATE $AVES BANK
Annandale Terrace Elementary School
Annandale, Virginia

BUSY BEE BANK
Clearview Elementary School
Herndon, Virginia

COUGAR BRANCH
Benton Middle School
Manassas, Virginia

EAGLES' NEST EGG BANK
Armstrong Elementary School
Reston, Virginia

IDEAL BANK OF EXCELLENCE
Ideal Academy Public Charter School
Washington, D.C.

MONCURE BEAR KID'S BANK
Moncure Elementary School
Stafford, Virginia

SOARING EAGLES BANK
Potowmack Elementary School
Sterling, Virginia

STARS AND STRIPES BANK
Springwoods Elementary School
Woodbridge, Virginia

SUNRISE SAVINGS
Sunrise Valley Elementary School
Reston, Virginia

WILDCAT BANK & TRUST
Elizabeth Vaughan Elementary School
Woodbridge, Virginia



www.cardinalbank.com